Athena Diagnostics, Inc.
                                                              Four Biotech Park
                                                          377 Plantation Street
                                                           Worcester, MA  01605
Athena Diagnostics (Logo)                    Tel 508 756 2886  Fax 508 753 5601
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September 11, 2004


Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:  Athena Diagnostics, Inc.
     Registration Statement on Form S-1, Filed October 31, 2001
     File No. 333-72576



Dear Mr. Riedler:

Thank you for your letter of August 12 requesting further information on the above referenced registration statement, which is now out of date. We appreciate your bringing this to our attention.

Please take this communication as our notice to you that we wish to withdraw this registration statement.

In addition, on March 4, 2002, we filed a confidential treatment request for certain of the material we provided to you as part of this registration. We wish to withdraw that request also, but, as this material is extremely confidential, we ask that you return the material to me at the above address in order to prevent it from falling into the public domain. Should you need to speak with me I may be reached at 508-756-2886 ext 3010.

Sincerely,

/s/ Robert E. Flaherty

Robert E. Flaherty
President & Chief Executive Officer

cc:  Christopher Cox, Esquire
     Cahill Gordon & Reindel
     80 Pine Street
     New York, NY  10005